Exhibit 99.1

N E W S R E L E A S E

Siyata Mobile’s Versatile Bluetooth Remote Speaker Mic Gaining Sales Momentum

Compatibility with Major Android and iOS Devices Broadens Market Opportunities

Vancouver, BC – December 9, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today discussed increasing sales momentum of its Bluetooth Remote Speaker Mic (“RSM”).

The Siyata Bluetooth RSM is an ergonomic palm-held microphone that looks, feels and acts like a traditional wired palm microphone to deliver excellent Push-to-Talk (PTT) audio quality. For customers who prefer to do PTT conversations through their own Smartphone rather than using a rugged PTT handset, this rugged Bluetooth RSM can be used with a variety of Android and iOS Smartphones or Tablets from major brands like Samsung and Apple. Novatek DMI Inc. (“Novatek”), one of the Company’s key resellers, is playing an important role in capitalizing on a broader market that is not limited to use with just Siyata handsets. Recently added iOS compatibility is further increasing the market potential for this accessory.

Siyata Bluetooth RSM

Marc Seelenfreund, CEO of Siyata, said, “We strive to provide a full suite of devices for the PTT market and are the only North American vendor that is solely focused on this $7 billion market*. This Bluetooth RSM with its rugged IP-65 rating adds another layer to our PTT portfolio so that we now have PTT handsets, PTT for vehicles, PTT for users of their own Smartphones whether iOS or Android, as well as a full line of accessories to provide the best PTT experience possible.  Novatek is a leader in Push-To-Talk communications in North America serving a breadth of industries. We are encouraged by the number of our Bluetooth RSM’s they have already sold and the expanding market opportunities for this accessory, which we will continue to pursue in 2025.”

Michelle Montgomery, VP of Sales & Marketing at Novatek DMI Inc. added, “Siyata’s Bluetooth RSM is being well-received by many of our PTT customers including a large grocery store chain warehouse, a large school bus company, and others. The compact RSM strikes the right balance between performance and price to provide our PTT customers with great audio performance.”

For more information about the Siyata Bluetooth RSM, please visit:

https://www.novatekint.com/accessories/.

About Novatek DMI Inc.

Novatek DMI Inc was established in 2009. With our combined 20 plus years in the telecommunications industry, through our extensive in-depth knowledge of key industries such as Mining, Oil & Gas, Transportation & Logistics, Law Enforcement & Emergency Services, Construction, Hospitality and more. We provide TASSTA powered by Novatek a best-in-class carrier grade Push-to-Talk service across North America.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”.

Visit www.siyata.net and unidencellular.com to learn more.

Footnote:

*	https://www.alliedmarketresearch.com/push-to-talk-over-cellular-market-A05943

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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